UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Results of the Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of shareholder (the “EGM”) of Fitell Corporation was held on April 9, 2025, at 10:00 a.m. local time, at Level 17, Tower 2, Lumia International Building, No.181 YanjiangXi Rd, Guangzhou, People’s Republic of China. At the EGM, the Company’s shareholders approved and adopted the following resolutions:

1.	As an ordinary resolution, with effect from April 15th, 2025, to amend and reclassify its authorised share capital: (1) 493,560,000 of the authorised ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 493,560,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and; (2) 6,440,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), which will be entitled to thirty (30) votes per share, will be created, such that the authorised share capital of the Company shall become US$50,000 divided into (a) 493,560,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 6,440,000 Class B Ordinary Shares of a par value of US$0.0001 each (the Share Capital Reorganisation).

2.	As a special resolution that, with effect from the date the Share Capital Reorganisation takes effect, the Company adopts the second amended and restated memorandum and articles of association of the Company (the Second Restated MAA), in the form furnished herewith as Exhibit 99.1, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company.

3.	As a special resolution that, after the Second Restated MAA takes effect, upon the Company’s receipt of the consent to repurchase and application for shares as duly executed by SKMA Capital and Investment Ltd (SKMA), the Company shall repurchase 6,440,000 Class A Ordinary Shares held by SKMA, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 6,440,000 Class B Ordinary Shares to SKMA; and such issuance of 6,440,000 Class B Ordinary Shares to SKMA, made for the purposes of such share repurchase, be and is hereby approved and confirmed, such that, as a result of the repurchase of Class A Ordinary Shares from, and issuance of Class B Ordinary Shares to, SKMA, SKMA would control 93.03% of voting rights of the Company.

4.	As an ordinary resolution that, after the Second Restated MAA takes effect and with effect from the effective date to be determined by the board of directors of the Company by a Resolution of Directors (if at all), (a) every sixteen (16) issued and unissued existing Class A Ordinary Shares of US$0.0001 par value each be consolidated into one (1) class A ordinary share of US$0.0016 par value each (the Consolidated Class A Ordinary Shares), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class A Ordinary Shares of US$0.0001 par value each of the Company as set out in the existing Memorandum and Articles, (b) every sixteen (16) issued and unissued existing Class B Ordinary Shares of US$0.0001 par value each be consolidated into one (1) class B ordinary share of US$0.0016 par value each (the Consolidated Class B Ordinary Shares), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class B Ordinary Shares of US$0.0001 par value each of the Company as set out in the existing Memorandum and Articles, so that following the Share Consolidation, the authorised share capital of the Company shall become US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each; and (c) all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares resulting from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

5.	As a special resolution that, upon the Share Consolidation taking effect (if at all), Clause 8 of the Second Amended and Restated Memorandum of Association of the Company be deleted and replaced with the following new clause 8:

“8.	The share capital of the Company is US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

Exhibits.

Exhibit No.	Description
99.1	Second Amended and Restated Memorandum & Articles of Association of Fitell Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)